FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of November, 2010
Commission File Number: 001-
PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)
PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)
Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F        ☑      Form 40-F      ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes      ☐      No     ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes      ☐      No     ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes      ☐ No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Quarterly Results
January- September 2010

November, 8th 2010

January- September 2010 Results

JANUARY- SEPTEMBER 2010
PRISA REACHED AN EBITDA(1) OF €453.25 MILLION DURING THE FIRST NINE
MONTHS OF THE YEAR, WITH AN EBITDA MARGIN OF 19.7%.
NET PROFIT WAS €91.53 MILLION (+96.0%).
•	The Group increased its advertising revenues by 8.6%. It is worth highlighting the performance of the Audiovisual area, which increased by 14.6% and the Radio, which increased by 8.7%. Advertising revenues from the Group ’s Digital activity increased by 20.9%. Advertising revenues coming from the international area increased by 10.9% and by 30.2% in Latam.

•	Revenues in Santillana reached €497.47 million and increased by 8.7% in Latam. It is worth highlighting the growth in Brazil (+35.6%), Peru (+22.5%), Mexico (+16.3%), Colombia (+11.8%), Chile (+6.8%) and Argentina (+4.2%). Its EBITDA reached €158.20 million, with an EBITDA margin of 31.8%

•	The Radio increased its revenues by 7.6% to reach €287.60 million and contributed with €67.97 million to the EBITDA, which increased by 13.8%, with an improvement of margins. The EBITDA margin increased from 22.3% in 2009 to 23.6% in 2010. The International radio increased its revenues by 33.6% (advertising revenues increased by 36.8%) and its EBITDA increased by 175.8%.

•	On like for like basis, revenues in Press remained stable with respect to the previous year to reach €294.14 million and the EBITDA increased by 7.6% to reach €30.30 million. In the first nine months of 2010 El País had an average daily circulation of 373,508 copies. Its EBITDA reached €19.66 million, with an EBITDA margin of 9.9% and net profit stood at €8.03 million. Diario AS, with an average daily circulation of 218,532 copies, increased its revenues by 21.4% to reach €63.58 million (advertising revenues increased by 66.6%) and the EBITDA by 50.3% to reach €10.84 million.

•	Revenues in the Audiovisual area reached €1,205.74 million and its EBITDA reached €211.66 million, with an EBITDA margin of 17.6%. Digital+ revenues reached €817.51 million and its EBITDA reached €204.66 million, with an EBITDA margin of 25.0%.

•	The subscriber base of Digital+ stood at 1,772,677 subscribers as of September 30, 2010 and Canal+ Liga surpassed 810,000 subscribers. The average revenue in the third quarter of 2010 stood at €41.1 per subscriber to the satellite per month, what implied a 4.7% increase compared with the same period of the last year. It is worth highlighting the evolution of the added value services for DTH customers: 245,940 subscribers had iPlus as of September 30, 2010 and 104,023 subscribers hired the Multi+ (multi-room) service.

•	During the first nine months of 2010, gross additions to Digital+ increased by 9.6% in comparison with the same period of the last year and cancellations decreased by 15.0%. There has been a positive trend in the evolution of Digital+ subscribers. September is the sixth consecutive month of decline in cancellations with respect to the previous year. This positive trend would have been even better if there had not been a delay with respect to the initial expectations in the wholesale distribution, although during this period agreements with Jazztel, Telecable and Orange have been closed and are having a very positive performance. Negotiations to close additional deals with other operators are in process.

•	In the Digital activity, Prisa reached 46.55 million average monthly unique users in the first nine months of 2010, (+24.5% compared to the first nine months of 2009). It is worth highlighting the increase in As.com (+40.6%), ElPais.com (+10.8%), where nearly 30% of unique users are international, CincoDias.com (+25.3%), Los40.com (+21.5%), Cuatro.com (+22.6%) and Plus.es (+19.2%). Unique users in other digital projects of the Group (Parasaber, Classifieds, Kalipedia, El Viajero...) increased by 66.2%. Unique users in Media Capital increased by 14.5% to reach 6.32 million.

•	Interest on debt (€90.58 million) decreased by 33.0%.

•	International revenues increased by 7.2% (+12.2% in Latam).

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. Prisa defines “Adjusted EBITDA” as profit from operations, as shown on Prisa’s financial statements, plus asset depreciation expense, plus changes in operating allowances, plus impairment of assets and plus goodwill deterioration. Prisa uses Adjusted EBITDA as a financial measure to assess the performance of its businesses. Prisa presents Adjusted EBITDA because it believes Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, a significant number of which present Adjusted EBITDA (or a similar measure) when reporting their results. Although Prisa uses Adjusted EBITDA as a financial measure to assess the performance of its businesses, it is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. A reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS, is included herein.

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January- September 2010 Results

The strategic agreements reached in the first nine months of 2010 are the following:
•	Prisa updated its agreement with Liberty Acquisition Holdings Corp. (Liberty- NYSE AMEX: LIA, LIA.U, LIA.WS) for the entry of international investors in the equity. The new structure of the transaction contemplates a combination of shares of Prisa and cash to be delivered to shareholders and warrant holders of Liberty and the delivery of warrants of Prisa to the current shareholders of Prisa.

•	Liberty and Prisa will hold their General Meetings of Shareholders on November 24th and 27th respectively so that their shareholders can approve the terms of the transaction.

•	In order to secure the transaction, Liberty entered into an agreement with several investors and financial institutions to purchase shares of Liberty for an aggregate purchase price of $500 million in case there are shareholders of this company not interested in the transaction.

•	Prisa signed a refinancing deal agreement with all its banks, which contemplates the extension of the bridge loan maturity to May 2013, the incorporation of strategic partners by selling minority stakes in certain companies and the reinforcement of its equity. This reflects the support of the financial institutions to the plans of the Group.
Other important events:

•	Prisa signed the sale of a 25% of Santillana to DLJ South American Partners LP. The operation has brought in €279 million in cash for Prisa, with the publishing group being valued at €1,116 million.

•	Sogecable reached an agreement to broadcast Canal+ through Telecable and Orange TV platforms. Thanks to the agreement with Orange, this is the first time that Canal+ is being broadcasted through a national coverage television platform. Additionally Digital+ launched a combined triple play offer with Jazztel and Orange.

•	Canal+Dos, which includes the same contents that Canal+ except for the sport events, started to be broadcasted on DTT.

•	The Spanish antitrust regulator (CNC) approves the Telecinco/ Cuatro merger with commitments.

•	Madrid’s First Instance Court No. 36 has ordered Mediapro to pay €105 million to AVS and an additional amount of €31 million to cover accrued interest and costs, and to hand back the broadcast rights of the Premier and Second division club matches to AVS. As Mediapro has filed for bankruptcy proceedings, AVS has asked the Court managing this bankruptcy protection to restitute these football rights.

•	Santillana launched together with six other editorial companies Libranda, the biggest Spanish platform to distribute ebooks.

•	Prisa reached a 31.6% stake in V-me Media Inc, the fourth largest TV operator in the US Hispanic market.
Changes in the scope of consolidation:
•	V-me Media Inc. started to be equity accounted.

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January- September 2010 Results

PROFIT AND LOSS ACCOUNT

	JANUARY - SEPTEMBER
€ Million	2010	2009	Chg.%
Operating Revenues	2,299.53	2,428.61	(5.3)
EBITDA	453.25	506.80	(10.6)
EBIT	285.67	303.43	(5.9)
Net financial result	(112.93)	(164.95)	31.5
Interest on debt	(90.58)	(135.21)	33.0
Other financial results [1]	(22.35)	(29.74)	24.8
Result from associates	(5.05)	(11.85)	57.4
Profit before tax	167.69	126.64	32.4
Income tax expense	(51.75)	(70.23)	26.3
Results from discontinued activities	(0.27)	(2.99)	90.9
Minority interest	(24.14)	(6.73)	—
Net profit	91.53	46.69	96.0

EBITDA Margin	19.7%	20.9%
EBIT Margin	12.4%	12.5%

OPERATING REVENUES
Operating revenues reached €2,299.53 million, compared to €2,428.61 million obtained in the first nine months of the last year. This figure represented a 5.3% decrease and included the change in the football exploitation model. Disregarding this effect, the Group ’s operating revenues would have remained stable with respect to the last year and Sogecable revenues would have increased by 0.9%.
By line of activity, the breakdown is as follows:

	JANUARY - SEPTEMBER
€ Million	2010	2009	Chg.%
Advertising	682.31	627.99	8.6
Books and training	487.90	481.26	1.4
Newspapers and magazine sales	137.05	146.23	(6.3)
Subscriber revenues	688.67	760.95	(9.5)
Audiovisual production revenues	86.09	213.78	(59.7)
Revenues from fixed assets	0.41	4.10	(90.1)
Other revenues[2]	217.13	194.31	11.7

Total operating revenues	2,299.53	2,428.61	(5.3)

[1]	Include: Exchange differences, adjustments for inflation, change in value of financial instruments, results coming from the settlement of financial hedges, revenues coming from current financial investments and other financial results.

[2]	Include: Services of telephone marketing, transmission services, advertising services, magazine services, distribution services, events, music sales, e-commerce, Internet services, add-ons revenues, rentals and other revenues.

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January- September 2010 Results

Revenue contribution by line of activity:
By business units, the Audiovisual area represented 52.4% of the operating revenues, followed by Education (21.6%), Press (12.8%) and Radio (12.5%).
Geographic breakdown of revenues:
January- September 2010
January- September 2009
In the first nine months of 2010, revenues coming from the international area accounted for 25% (22% in September, 2009). The 58.2% corresponded to Santillana, 24.7% to Media Capital and the remainder mainly to the international radio.
The breakdown of international revenues by country is as follows:

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January- September 2010 Results

January- September 2010
January- September 2009
It is worth highlighting the contribution of Brazil and Portugal (45% of total). The international area maintained an important growth rate, with revenues increasing by 7.2% (+12.2% in Latam).
•	Advertising
Advertising revenues (€682.31 million) increased by 8.6% compared to the first nine months of 2009. This evolution outperforms the market and shows the leadership of the businesses of the Group.
The Audiovisual area increased its advertising revenues by 14.6%, with Cuatro increasing by 24.1%.
The Radio increased by 8.7%. It stands out the growth in the International Radio by 36.8%, which reflects the positive performance of the economies in Latam.
Press increased by 2.0%. It is worth highlighting the increase in the advertising revenues of Diario AS (+66.6%).
Advertising revenues coming from the international area increased by 10.9% (+30.2% in Latam) and by 7.8% in the national area.
The evolution of advertising revenues in the first nine months of 2010 is as follows:

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January- September 2010 Results

	JANUARY — SEPTEMBER
€ Million	2010	2009%	Chg.
Audiovisual	325.03	283.50	14.6%
Sogecable*	219.88	178.47	23.2%

Cuatro	209.23	168.54	24.1%
Digital+	12.29	10.90	12.7%
Consolidation adjustments	(1.64)	(0.97)	(69.4%)

Media Capital	105.15	105.03	0.1%

Radio	246.07	226.32	8.7%
Radio in Spain	162.60	164.35	(1.1%)
International Radio	80.89	59.14	36.8%
Music	2.69	2.90	(7.2%)
Consolidation adjustments	(0.11)	(0.07)	(60.0%)

Press	119.64	117.32	2.0%
El Pais	87.53	89.60	(2.3%)
AS	16.77	10.07	66.6%
Cinco Días	6.26	5.92	5.8%
Magazines	9.17	9.00	1.8%
International Press**	—	3.45	—
Consolidation adjustments	(0.09)	(0.73)	—

Others ***	0.82	7.00	(88.2%)

Consolidation adjustments	(9.25)	(6.15)	(50.4%)

TOTAL	682.31	627.99	8.6%

*	Eliminations and adjustments on consolidation have been detailed within Sogecable businesses. 2009 figures have been modified on comparable basis.

**	Press in Bolivia contributes to the P&L until September, 2009.

***	In recent months the Group has been involved in a process of transferring its web sites to its respective business units. On like for like basis, advertising revenues coming from the Group’s Digital activity would have increased by 20.9%.
Advertising revenues coming from the Group ´s Digital activity increased by 20.9%. By business unit it stands out the growth in the Audiovisual business (+21.3%), mainly as a consequence of the growth in Cuatro. The Press business also had a very positive performance (+25.0%). AS.com increased its advertising revenues by 49.9% and ElPais.com by 14.8%.
•	Books and training
Books and training sales increased by 1.4% (€487.90 million compared to €481.26 million in the first nine months of 2009). The institutional campaign in Brazil remains to be booked in Q4, which is expected to have a very positive performance.
It is worth highlighting the growth in Brazil (+35.6%), Peru (+22.5%), Mexico (+16.3%), Colombia (+11.8%), Chile (+6.8%) and Argentina (+4.2%).
Geographic breakdown of revenues:

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January- September 2010 Results

January- September 2010
January- September 2009
•	Newspapers and magazines
Newspapers and magazines sales reached €137.05 million compared to €146.23 million in the first nine months of 2009 (-6.3%).
El País, with an average daily circulation of 373,508 copies, strengthened its leadership position among the general paid press in Spain and increased the distance with its main competitor. El Pais EBITDA was €19.66 million and net profit stood at €8.03 million. These figures compare with the decline of its peers. El País is one of the few reference newspapers worldwide which continues to bring profits.
In April 2010, El País increased its cover price for the Sunday edition by €0.30 to €2.50.
AS, with an average daily circulation of 218,532 copies, reinforced its leadership in Madrid and Barcelona. During the month of July, as a consequence of the football World Cup, AS increased its average daily circulation by 26% (+62,325 daily copies), compared to the 11% increase registered by its main competitor (+37,331 daily copies). During the third quarter of the year the circulation of AS increased by 6.2%. AS increased its revenues by 21.4% and its EBITDA by 50.3%. It is worth highlighting the increase of its advertising revenues by 66.6%.
Cinco Días reached an average daily circulation of 31,751 copies.
Average daily circulation of the Group newspapers

	January-	January-
	September	September
	2010	2009	Chg. %

El País	373,508	391,317	(4.6)
AS	218,532	218,998	(0.2)
Cinco Días	31,751	33,425	(5.0)

(*)	Source: OJD. 2010 figures pending of certification by OJD.

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January- September 2010 Results

•	Subscriber revenues
Revenue from subscribers reached €688.67 million (-9.5%).
The subscriber base of Digital+ reached 1,772,677 subscribers as of September 30, 2010:

Subscribers breakdown	Sept. 2010

Satellite (DTH)/ DTT	1,764,678
Wholesale distribution	7,999

TOTAL	1,772,677

Canal+ Liga surpassed 810,000 subscribers as of September 30, 2010.
During the last months, there has been a positive trend in the evolution of Digital+ subscribers. September is the sixth consecutive month of decline in cancellations with respect to the previous year. During the first nine months of 2010 gross additions to Digital+ increased by 9.6% in comparison with the same period of the last year and cancellations decreased by 15.0%.
The evolution of the total net additions to Digital+ in the first nine months of 2010 and 2009 is as follows:
January- Sept 2009     January- Sept. 2010
Agreements with Jazztel, Telecable and Orange for the sale of contents have been closed recently and negotiations to close additional deals with other operators are in process. These agreements are expected to have a strong contribution to both future subscribers and revenues. The positive trend in Digital+ subscribers would have been even better if there had not been a delay with respect with the initial expectations in the wholesale distribution.
The average revenue in the third quarter of 2010 for satellite subscribers stood at €41.1 per subscriber per month, what implied a 4.7% increase compared with the same period of the last year. The quarterly evolution is as follows:

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January- September 2010 Results

DIGITAL+ ARPU (DTH) evolution (euros)
It is worth highlighting the evolution of added value services for DTH customers, within the strategy of technological change implemented by the Group to drive loyalty and ARPU.
Digital+ subscribers with iPlus increased by almost 150,000 during the first nine months of 2010 to reach 245,940 subscribers, as a consequence of the new iPlus marketing model, from a model of sale to a model of monthly lease.
As of September 30, 2010, more than 100,000 subscribers hired the Multi+ (multi-room) service. The number of subscribers with both iPlus and Multi+ reached 80,025 subscribers.
iPlus: Subscribers (in thousands)
and penetration
Multi+: Subscribers (in thousands)
and penetration
Within this strategy of technological change, Digital+ has enhanced HD offering with 17 channels as of September, 2010. Additionally, Digital+ has been broadcasting in 3D since May, 2010.
•     Audiovisual production and rights
Audiovisual production and rights revenues decreased by 59.7% compared to last year, due to a change in the football exploitation model in Sogecable. Disregarding this effect, audiovisual production and rights revenues would have decreased by 2.4%.

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January- September 2010 Results

OPERATING EXPENSES
Operating expenses excluding depreciation and amortization (€1,846.28 million) decreased by 3.9% compared to the same period of the last year, as a result of the cost saving policy implemented by the Group in 2009 and the change in the football exploitation model, which affects both revenues and expenses. Additionally, costs related to the football World Cup were recorded in 2010.
The higher savings were coming from newsprint, add-ons and audiovisual rights. Staff costs decreased by 1.5% compared to the first nine months of 2009.

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January- September 2010 Results

EBITDA
The EBITDA reached €453.25 million compared to €506.80 million obtained in the first nine months of 2009 (-10.6%). The EBITDA margin was 19.7%.
EBITDA (€ Million)

*	Digital+ includes the Pay TV Business and other related activities.

**	“Other” mainly includes the activities from Distribution, advertising commercialization, Prisa Innova, Real Estate and Headquarters.
In the Audiovisual area, Digital+ reached an EBITDA of €204.66 million, with an EBITDA margin of 25.0%. Cuatro improved its EBITDA by 11.0%, even though the costs of the 2010 football World Cup were recorded in 2010.
The Editorial business reached an EBITDA of €158.20 million, with an EBITDA margin of 31.8%. The EBITDA of the business unit in Latam increased by 2.2% to reach €89.74 million.
The Radio increased its EBITDA by 13.8% and improved its margin in more than one percentage point to reach 23.6%. It is worth highlighting the performance of the International Radio, mainly in Colombia, Chile and Argentina, improving its EBITDA in €12.03 million to reach €18.87 million, with an EBITDA margin of 22.6%.
In the Press business, the EBITDA increased by 1.0% to reach €30.30 million with an improvement of margins to reach 10.3%. It stands out the growth of 50.3% of the EBITDA of Diario As to reach €10.84 million. Disregarding the impact of the consolidation of the Press in Bolivia in 2009, the Press revenues would have remained stable compared to the previous year and the EBITDA would have increased by 7.6%.
The operating profit (EBIT) stood at €285.67 million (€303.43 million in the first nine months of 2009). The EBIT margin was 12.4%, similar to the one of the previous year. The EBIT of the Education area improved by 0.4% to reach €100.74 million, with a maintenance of margins, and the Radio improved by 19.6%, with margins improving in more than two percentage points. Disregarding the impact of the consolidation of the Press in Bolivia in 2009, the EBIT of the Press would have increased by 5.0%.
The net financial results included €90.58 million of interest on debt, which decreased by €44.63 million compared to the first nine months of the last year, due mainly to lower interest rates.
Minority interest included the impact of the entrance of DLJ South American Partners LP in the shareholder structure of Santillana.

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January- September 2010 Results

BALANCE SHEET

	ASSETS
€ Million	09/30/2010	12/31/2009
FIXED ASSETS	6,432.92	6,420.77
Property, plan and equipment	345.33	345.75
Goodwill	4,324.33	4,319.60
Intangible assets	351.54	365.67
Long term financial investments	56.32	57.22
Investment in associates	32.09	13.64
Deferred tax assets	1,319.56	1,313.82
Other non current assets	3.76	5.06
CURRENT ASSETS	1,617.61	1,514.90
Inventories	212.52	218.07
Accounts receivable	1,315.00	1,207.43
Short term financial investments	18.13	6.59
Cash & cash equivalents	71.96	82.81
ASSETS HELD FOR SALE	204.25	257.39
TOTAL ASSETS	8,254.78	8,193.05

	LIABILITIES
€ Million	09/30/2010	12/31/2009
SHAREHOLDERS EQUITY	1,578.48	1,373.02
Issued capital	21.91	21.91
Reserves	1,265.12	1,182.09
Income attributable to the parent company	91.53	50.48
Minority interest	199.92	118.54
NON CURRENT LIABILITIES	2,238.30	2,351.47
Long term financial debt	1,736.48	1,917.96
Other long term financial liabilities	344.91	249.54
Deferred tax liabilities	45.34	72.80
Provisions	95.43	90.15
Other non current liabilities	16.15	21.02
CURRENT LIABILITIES	4,257.67	4,263.14
Short term financial debt	2,692.21	2,796.36
Other current financial liabilities	17.37	3.30
Trade accounts payable	1,114.05	1,181.44
Other short term liabilities	405.97	252.35
Accrual accounts	28.07	29.69
LIABILITIES HELD FOR SALE	180.33	205.43
TOTAL LIABILITIES	8,254.78	8,193.05

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January- September 2010 Results

INVESTMENTS
Total investments reached €136.19 million in the first nine months of 2010. The detail by business unit is as follows:

		Long term
		financial
		investments
€ Million	CAPEX 2010	2010	TOTAL 2010
Audiovisual	72.67	12.56	85.23
Sogecable	66.00	12.55	78.55
Media Capital	6.67	0.01	6.68

Education- Publishing	37.61	—	37.61

Radio	7.73	0.05	7.78
Radio in Spain	5.06	0.05	5.11
International Radio	2.04	—	2.04
Music	0.64	—	0.64

Press	2.76	—	2.76
El País	2.51	—	2.51
AS	0.14	—	0.14
Cinco Días	0.02	—	0.02
Others	0.10	—	0.10

Others	1.89	0.92	2.81
Prisa	0.22	0.13	0.35
Other	1.67	0.78	2.45

Total	122.66	13.53	136.19

Long term financial investments in Sogecable corresponded to the increase in the stake of V-me Media Inc, the fourth largest TV operator in the US Hispanic market.
NET FINANCIAL POSITION
Net financial position as of September 30, 2010 (including Sogecable´s subordinated debt), reached €4,686.74 million (€4,857.41 million as of December 2009). Total net debt has decreased by €170.67 million with respect to December 2009.

€ Million
NET DEBT	09/30/2010	12/31/2009
Prisa (includes Media Capital)	3,678.86	3,906.59
Sogecable	659.75	718.34

Net financial debt	4,338.61	4,624.92

Other financial debt	348.13	232.49

Total net debt	4,686.74	4,857.41

In April 2010, as a consequence of the sale of a 25% ownership interest in Santillana to DLJ South American Partners LP, the Group reduced its outstanding debt by €217.43 million.
In September 2010 “Other financial debt” included €105.15 million corresponding to the liability registered as a consequence of the obligation generated by the annual preferred dividend guaranteed to DLJ South American Partners LP equal to 7% of its investment in Santillana. This amount

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January- September 2010 Results

corresponds to the present value of the perpetual financial liability of the dividend of the preferred shares.
Additionally the Group expects to reduce its financial debt in the following months with the proceeds coming from the planned sales of minority interests (44% of Digital+ and 30% of Media Capital) and with the proceeds coming from the agreement with Liberty Acquisition Holdings Corp. for the reinforcement of the Group´s capital structure.
CASH FLOW STATEMENT

€ Million	09/30/2010	09/30/2009
EBITDA	453.25	506.80
Change in working capital	(152.38)	(194.83)
Capex	(122.66)	(81.47)

Operating cashflow	178.21	230.50

Financial investments	(13.53)	(1.12)
25% Santillana sale	278.62	—
Interests paid	(92.25)	(129.27)
Dividends paid	(2.10)	(4.60)
Taxes paid	(19.76)	(20.48)
Other	(158.51)	(3.94)

NET DEBT CHANGE	(170.67)	(71.10)

The change in working capital as of September 30, 2010 is due to Sogecable and the seasonality of the education campaigns in Santillana.
In September 2010 “Other” includes the financial liability registered as a consequence of the obligation generated by the annual preferred dividend guaranteed to DLJ South American Partners LP as discussed above.

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January- September 2010 Results

APPENDIXES
I.	Group Structure.

II.	Financial breakdown by Business unit
II.I.	Operating revenues breakdown.

II.II.	Operating expenses breakdown.

II.III.	EBITDA breakdown.

II.IV.	EBIT breakdown.
III.	Cuatro audience share figures.

IV.	TVI (Portugal) audience share figures.

V.	Digital: Unique users.

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January- September 2010 Results

Appendix I: GROUP STRUCTURE
Grupo Prisa´s activities are organized into the following areas: Audiovisual, Education- Publishing, Radio and Press. The Digital area operates in all the areas and supports this structure:
Additionally, the Group includes other businesses such as Distribution, advertising commercialization, Prisa Innova, Real Estate and Printing (Dédalo).

*	Although Media Capital includes other activities, it is integrated in the audiovisual area, due to the fact that most of its revenues come from TVI (free to air TV) and Plural (audiovisual production).

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January- September 2010 Results

Appendix II.I.

OPERATING REVENUES	JANUARY - SEPTEMBER
€ Million	2010	2009	% Chg.

Audiovisual	1,205.74	1,344.06	(10.3%)
Sogecable *	1,048.82	1,164.56	(9.9%)
Digital +	817.51	981.93	(16.7%)

Subscribers	688.67	760.95	(9.5%)
Advertising	12.29	10.90	12.7%
Others	116.56	210.08	(44.5%)

Cuatro	283.30	185.43	52.8%
Consolidation Adjustments	(51.99)	(2.80)	—
Media Capital	172.82	193.84	(10.8%)
Consolidation Adjustments	(15.90)	(14.34)	(10.9%)

Education — Publishing	497.47	493.34	0.8%
Spain & Portugal	176.64	198.06	(10.8%)
Latam & USA	320.83	295.28	8.7%

Radio	287.60	267.27	7.6%
Radio in Spain	179.63	182.56	(1.6%)
International Radio	83.55	62.52	33.6%
Music	27.10	24.16	12.2%
Consolidation Adjustments	(2.68)	(1.97)	(35.8%)

Press	294.14	302.52	(2.8%)
El Pais	198.65	205.85	(3.5%)
AS	63.58	52.36	21.4%
Cinco Días	11.26	11.32	(0.5%)
Magazines	24.29	26.90	(9.7%)
International Press**	—	7.09	—
Consolidation Adjustments	(3.63)	(0.99)	—

Other Revenues	79.95	96.59	(17.2%)
Distribution	13.77	30.51	(54.9%)
Advertising Commercialization	15.90	8.50	87.0%
Others***	50.28	57.57	(12.7%)

Consolidation adjustments	(65.37)	(75.16)	13.0%

TOTAL	2,299.53	2,428.61	(5.3%)

*	Eliminations and adjustments on consolidation have been detailed within Sogecable businesses. 2009 figures have been modified on comparable basis.

Digital+ includes the Pay TV and other related activities

**	Press in Bolivia contributes to the P&L until September, 2009.

***	Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

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January- September 2010 Results

Appendix II.II.

OPERATING EXPENSES	JANUARY - SEPTEMBER
€ Million	2010	2009	% Chg.

Audiovisual	1,076.91	1,188.19	(9.4%)
Sogecable*	938.01	1,030.65	(9.0%)

Digital+	685.46	824.44	(16.9%)
Cuatro	304.54	209.01	45.7%
Consolidation adjustments	(51.99)	(2.81)	—

Media Capital	154.81	172.07	(10.0%)
Consolidation adjustments	(15.91)	(14.52)	(9.6%)

Education — Publishing	396.72	393.00	0.9%
Spain & Portugal	137.08	150.50	(8.9%)
Latam & USA	259.64	242.50	7.1%

Radio	232.43	221.14	5.1%
Radio in Spain	140.47	142.02	(1.1%)
International Radio	69.22	59.97	15.4%
Music	25.42	21.12	20.3%
Consolidation adjustments	(2.68)	(1.97)	(35.8%)

Press	273.37	281.38	(2.8%)
El Pais	185.84	189.66	(2.0%)
AS	53.55	45.44	17.9%
Cinco Dias	11.90	12.58	(5.4%)
Magazines	24.53	27.09	(9.4%)
International Press**	—	5.75	—
Consolidation adjustments	(2.45)	0.87	—

Other Expenses	103.31	115.76	(10.8%)
Distribution	13.23	30.34	(56.4%)
Advertising Commercialization	17.25	9.63	79.1%
Others***	72.83	75.79	(3.9%)

Consolidation adjustments	(68.87)	(74.30)	7.3%

TOTAL	2,013.87	2,125.18	(5.2%)

*	Eliminations and adjustments on consolidation have been detailed within Sogecable businesses. 2009 figures have been modified on comparable basis.

Digital+ includes the Pay TV and other related activities

**	Press in Bolivia contributes to the P&L until September, 2009.

***	Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

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January- September 2010 Results

Appendix II.III.

EBITDA	JANUARY - SEPTEMBER
€ Million	2010	2009	% Chg.

Audiovisual	211.66	259.79	(18.5%)
% margin	17.6%	19.3%
Sogecable*	184.24	227.82	(19.1%)
% margin	17.6%	19.6%

Digital+	204.66	250.75	(18.4%)
% margin	25.0%	25.5%
Cuatro	(20.42)	(22.94)	11.0%
% margin	(7.2%)	(12.4%)

Media Capital	27.40	31.79	(13.8%)
% margin	15.9%	16.4%

Education — Publishing	158.20	171.38	(7.7%)
% margin	31.8%	34.7%
Spain&Portugal	68.46	83.55	(18.1%)
% margin	38.8%	42.2%
Latam & USA	89.74	87.83	2.2%
% margin	28.0%	29.7%

Radio	67.97	59.74	13.8%
% margin	23.6%	22.3%
Radio in Spain	46.24	49.46	(6.5%)
% margin	25.7%	27.1%
International Radio	18.87	6.84	175.8%
% margin	22.6%	10.9%
Music	2.86	3.43	(16.7%)
% margin	10.5%	14.2%

Press	30.30	30.01	1.0%
% margin	10.3%	9.9%
El Pais	19.66	23.50	(16.3%)
% margin	9.9%	11.4%
AS	10.84	7.21	50.3%
% margin	17.0%	13.8%
Cinco Dias	(0.42)	(1.14)	63.5%
% margin	(3.7%)	(10.1%)
Magazines	0.03	0.16	(84.8%)
% margin	0.1%	0.6%
International Press**	—	1.86	—
% margin	—	26.2%

Others	(14.87)	(14.10)	(5.4%)
Distribution	0.98	0.74	32.3%
% margin	7.1%	2.4%
Advertising Commercialization	(0.63)	(0.85)	25.4%
% margin	(4.0%)	(10.0%)
Others***	(15.22)	(14.00)	(8.7%)

TOTAL	453.25	506.80	(10.6%)

% margin	19.7%	20.9%

*	Eliminations and adjustments on consolidation have been detailed within Sogecable businesses. 2009 figures have been modified on comparable basis.

Digital+ includes the Pay TV and other related activities

**	Press in Bolivia contributes to the P&L until September, 2009.

***	Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

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January- September 2010 Results

Appendix II.IV.

EBIT	JANUARY - SEPTEMBER
€ Million	2010	2009	% Chg.

Audiovisual	128.83	155.87	(17.3%)
% margin	10.7%	11.6%
Sogecable*	110.82	133.91	(17.2%)
% margin	10.6%	11.5%

Digital+	132.06	157.49	(16.1%)
% margin	16.2%	16.0%
Cuatro	(21.24)	(23.58)	9.9%
% margin	(7.5%)	(12.7%)

Media Capital	18.01	21.77	(17.3%)
% margin	10.4%	11.2%

Education — Publishing	100.74	100.33	0.4%
% margin	20.3%	20.3%
Spain&Portugal	39.56	47.56	(16.8%)
% margin	22.4%	24.0%
Latam&USA	61.18	52.78	15.9%
% margin	19.1%	17.9%

Radio	55.17	46.13	19.6%
% margin	19.2%	17.3%
Radio in Spain	39.16	40.54	(3.4%)
% margin	21.8%	22.2%
International Radio	14.33	2.56	—
% margin	17.1%	4.1%
Music	1.68	3.03	(44.5%)
% margin	6.2%	12.6%

Press	20.77	21.14	(1.7%)
% margin	7.1%	7.0%
El Pais	12.81	16.19	(20.9%)
% margin	6.4%	7.9%
AS	10.03	6.92	44.9%
% margin	15.8%	13.2%
Cinco Dias	(0.63)	(1.26)	49.6%
% margin	(5.6%)	(11.1%)
Magazines	(0.24)	(0.19)	(25.7%)
% margin	(1.0%)	(0.7%)
International Press**	—	1.34	—
% margin	—	19.0%

Others	(19.86)	(20.04)	0.9%
Distribution	0.54	0.18	—
% margin	3.9%	0.6%
Advertising Commercialization	(1.35)	(1.13)	(19.6%)
% margin	(8.5%)	(13.3%)
Others***	(19.05)	(19.08)	0.2%

TOTAL	285.67	303.43	(5.9%)

% margin	12.4%	12.5%

*	Eliminations and adjustments on consolidation have been detailed within Sogecable businesses. 2009 figures have been modified on comparable basis.

Digital+ includes the Pay TV and other related activities

**	Press in Bolivia contributes to the P&L until September, 2009.

***	Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

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January- September 2010 Results

Appendix III.
AUDIENCE OF CUATRO
The audience share figures evolution in 2009 and 2010 has been the following:
Source: TNS Sofres
Data audience figures in June and July have been affected by the broadcast of the 2010 football World Cup.
In the most important commercial objectives for the channel, such as commercial target and the core commercial target, Cuatro achieved an audience in the month of September, 2010 of 9.8% and 10.4% respectively.
Commercial target: Individuals 16-54, all classes ex-lowest, living in towns over 10k.
Core commercial target: Individuals 16-44, all classes ex-lowest, living in towns over 50k.

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January- September 2010 Results

Appendix IV.
AUDIENCE OF TVI (Portugal)
TVI, the leading free to air TV channel of Media Capital, maintained its leadership in Portugal with an average 24 hours audience share of 34.9% and 39.9% in prime time in the month of September.
TVI is the only generalist channel in Portugal that increased market share in the month of September and increased by 9.6% in the 24-hours with respect to August 2010 and by 2.0% with respect to the same month of the last year. In prime time, TVI surpassed its main competitor in the month of September in almost twelve points.
Source: Marktest

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January- September 2010 Results

Appendix V.
DIGITAL: UNIQUE USERS
The monthly average unique users of the main web sites of the Group, in millions, is as follows:
Source: Omniture site catalyst

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January- September 2010 Results

Reconciliation of Adjusted EBITDA to Profit From Operations for the Nine Month Periods Ending September 30, 2010 and 2009

GRUPO PRISA	January - September
(Thousands of euros)	2010	2009
Adjusted EBITDA	453,254	506,801
Depreciation and amortization charge	(125,663)	(144,057)
Variation in operating allowances	(36,406)	(55,796)
Impairment losses of assets	(4,343)	(3,514)
Impairment losses of goodwill	(1,177)	0

Profit from operations	285,665	303,434

AUDIOVISUAL
(Thousands of euros)	2010	2009
Adjusted EBITDA	211,657	259,789
Depreciation and amortization charge	(74,380)	(91,344)
Variation in operating allowances	(8,201)	(12,334)
Impairment losses of assets	(243)	(243)
Impairment losses of goodwill	0	0

Profit from operations	128,833	155,868

Sogecable
(Thousands of euros)	2010	2009
Adjusted EBITDA	184,242	227,818
Depreciation and amortization charge	(65,326)	(82,047)
Variation in operating allowances	(7,858)	(11,618)
Impairment losses of assets	(243)	(243)
Impairment losses of goodwill	0	0

Profit from operations	110,815	133,910

Media Capital
(Thousands of euros)	2010	2009
Adjusted EBITDA	27,404	31,785
Depreciation and amortization charge	(9,054)	(9,297)
Variation in operating allowances	(343)	(716)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0

Profit from operations	18,007	21,772

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January- September 2010 Results

Other
(Thousands of euros)	2010	2009
Adjusted EBITDA	11	186
Depreciation and amortization charge	0	0
Variation in operating allowances	0	0
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0

Profit from operations	11	186

EDUCATION
(Thousands of euros)	2010	2009
Adjusted EBITDA	158,201	171,375
Depreciation and amortization charge	(30,394)	(29,523)
Variation in operating allowances	(23,295)	(38,251)
Impairment losses of assets	(3,768)	(3,269)
Impairment losses of goodwill	0	0

Profit from operations	100,744	100,333

RADIO
(Thousands of euros)	2010	2009
Adjusted EBITDA	67,965	59,735
Depreciation and amortization charge	(10,544)	(10,308)
Variation in operating allowances	(2,250)	(3,295)
Impairment losses of assets	0	(2)
Impairment losses of goodwill	0	0

Profit from operations	55,171	46,130

Radio in Spain
(Thousands of euros)	2010	2009
Adjusted EBITDA	46,238	49,462
Depreciation and amortization charge	(5,758)	(6,155)
Variation in operating allowances	(1,317)	(2,765)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0

Profit from operations	39,163	40,542

International Radio
(Thousands of euros)	2010	2009
Adjusted EBITDA	18,869	6,841
Depreciation and amortization charge	(3,625)	(3,623)
Variation in operating allowances	(919)	(661)
Impairment losses of assets	0	(2)
Impairment losses of goodwill	0	0

Profit from operations	14,325	2,555

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January- September 2010 Results

Other
(Thousands of euros)	2010	2009
Adjusted EBITDA	2,858	3,432
Depreciation and amortization charge	(1,161)	(530)
Variation in operating allowances	(14)	131
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0

Profit from operations	1,683	3,033

PRESS
(Thousands of euros)	2010	2009
Adjusted EBITDA	30,299	30,005
Depreciation and amortization charge	(6,999)	(8,387)
Variation in operating allowances	(1,175)	(480)
Impairment losses of assets	0	0
Impairment losses of goodwill	(1,351)	0

Profit from operations	20,774	21,138

El País
(Thousands of euros)	2010	2009
Adjusted EBITDA	19,658	23,496
Depreciation and amortization charge	(6,336)	(7,105)
Variation in operating allowances	(513)	(203)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0

Profit from operations	12,810	16,188

AS
(Thousands of euros)	2010	2009
Adjusted EBITDA	10,839	7,210
Depreciation and amortization charge	(290)	(215)
Variation in operating allowances	(525)	(75)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0

Profit from operations	10,025	6,920

Cinco Días
(Thousands of euros)	2010	2009
Adjusted EBITDA	(417)	(1,142)
Depreciation and amortization charge	(169)	(91)
Variation in operating allowances	(48)	(25)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0

Profit from operations	(634)	(1,258)

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January- September 2010 Results

Other
(Thousands of euros)	2010	2009
Adjusted EBITDA	219	441
Depreciation and amortization charge	(204)	(976)
Variation in operating allowances	(89)	(177)
Impairment losses of assets	0	0
Impairment losses of goodwill	(1,351)	0

Profit from operations	(1,427)	(712)

OTHER
(Thousands of euros)	2010	2009
Adjusted EBITDA	(14,868)	(14,103)
Depreciation and amortization charge	(3,346)	(4,495)
Variation in operating allowances	(1,485)	(1,436)
Impairment losses of assets	(332)	0
Impairment losses of goodwill	174	0

Profit from operations	(19,857)	(20,035)

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January- September 2010 Results

For further information:
Grupo Prisa
Investor Relations Department
Gran Vía 32, 6th Floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.es
www.prisa.com

www.prisa.com // Investor Relations	29

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A. (Registrant)
Date: November 15, 2010	By:	/s/ Iñigo Dago Elorza
		Name:	Iñigo Dago Elorza
		Title:	Chief Legal Officer and Secretary of the Board of Directors